UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM SD SPECIALIZED DISCLOSURE REPORT
Veoneer, Inc. (Exact name of registrant as specified in its charter)

Delaware	001-38471	51-3720890
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Klarabergsviadukten 70, Section C, 6th floor Box 13089, SE-111 24 Stockholm, Sweden	N/A
(Address of principal executive offices)	(Zip Code)

Håkan Söderlund +46 8 587 76 200 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - CONFLICT MINERALS DISCLOSURE
This Form SD of Veoneer, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at http://www.veoneer.com/en/sustainable-supply-chain-management.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020, entitled “Risk Factors.”

Item 1.02    Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - EXHIBITS

Item 2.01    Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Veoneer, Inc. Conflict Minerals Report for the Year Ended December 31, 2020, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2021	/s/ Håkan Söderlund
Håkan Söderlund
Senior Vice President, Sourcing